Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

RECEIVED
2004 JUL 29 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 July 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

04035853

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SUPPL

SOUTHCORP LIMITED - FILE 82-2692
BOARD CHANGES

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

dlw 7/29

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

RECEIVED
2004 JUL 29 A 11: 44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

23 July 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

SOUTHCORP ANNOUNCES BOARD CHANGES

The Directors of Southcorp Limited have today announced that Ms Margaret Jackson, AC, will join the Board of the Company as a non-executive Director and Deputy Chair on 23 August 2004 to fill a vacancy caused by the resignation of Mr T P Burnet.

Copies of two announcements which the Company intends to release to the media today are attached.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

MEDIA RELEASE

23 July 2004

MARGARET JACKSON JOINING SOUTHCORP BOARD

Southcorp Limited announced today that Ms Margaret Jackson AC is to join the Board of the Company as a non-executive director and Deputy Chair. Ms Jackson will fill the casual vacancy on the Board that results from the resignation of Mr Thomas Burnet, which the Company is also announcing today.

Chairman of Southcorp, Brian Finn said he was delighted to welcome Ms Jackson to the Board. "Margaret Jackson is one of the most experienced and respected directors in Australia and she brings to Southcorp a wealth of broad experience, both in business and in community service," Mr Finn said.

A Chartered Accountant, Ms Jackson is currently Chair of QANTAS and the Methodist Ladies College Council and a director of ANZ Bank, Billabong International and John Fairfax Holdings, as well as being a member of the Business Council of Australia Chairman's Panel.

Ms Jackson will take up her appointment to the Board from 23 August 2004.

In addition to resigning as a Director of the Company, Mr Tom Burnet has also resigned from his role as President and CEO of Southcorp Wines the Americas.

Southcorp Managing Director and CEO John Ballard said, "Several months ago Tom expressed to me the strong desire of his family to relocate from California, the home base of our American operation, which would necessitate him stepping down from his position with Southcorp," Mr Ballard said.

"On that basis we commenced a search for Tom's successor and I'm pleased to report that the search is well advanced and we've narrowed it to a shortlist of high calibre candidates. Whilst we had hoped Tom could stay until after the appointment of the new CEO for the Americas we accept that his personal circumstances require him to leave at this juncture. I am grateful that Tom remained at the helm until we

were well into the recruitment process. We will miss Tom's experience, energy and leadership and extend our sincere thanks and very best wishes to him and his family for the future," said Mr Ballard.

Mr Ballard said that in the interim period Mr Chris Hancock, a member of the Southcorp Executive team would act as President and CEO Southcorp in the Americas. Mr Ballard said, "Chris is one of our most experienced senior managers with almost 30 years of history with the Company. He currently manages our Industry and Government relations. Chris joined Rosemount Estate as General Manager in 1976 and served as Managing Director of Rosemount Estate from 1981 until 1997 during which time he oversaw the establishment of the Rosemount Estate business in the USA."

Mr Hancock will be based in the Southcorp Americas Napa Valley office from today and will remain until after the Company has appointed a successor, allowing for an appropriate handover period.

For further information please contact:

MEDIA:	Michelle Lawlor	Tel: 02 9465 1224 Mob: 0402 894 303
	or	
	Bill Clark	Tel: 02 9465 1154 Mob: 0418 215 990
ANALYSTS:	Kristina Devon	Tel: 02 9465 1048 Mob: 0409 030 767

Southcorp Limited
ABN 80 007 722 643

MEDIA RELEASE

23 July 2004

CHANGE TO DIRECTORSHIPS

Margaret Jackson today confirmed that she had accepted an invitation to join the board of Southcorp Limited, one of Australia's leading wine producers whose brands include Penfolds, Lindemans, Rosemount Estate, Wynns Coonawarra Estate and Seppelt.

Ms Jackson will join the Southcorp Board on 23 August 2004 as Deputy Chair.
Ms Jackson said, "I was thrilled to be approached by Southcorp and was delighted to accept their invitation to join the Board. Like many others in the Australian business community I've been following the fortunes of Southcorp and believe that it is a good company with great prospects. I'm very much looking forward to taking up the role of Deputy Chair of an Australian company that has one of the world's finest collection of wine brands."

Ms Jackson also advised that she would be resigning from a number of her current directorships. "In order to devote sufficient time to my new responsibilities with Southcorp I will be standing down from the John Fairfax board at the end of August. I have also advised the Board of the Methodist Ladies' College that I will be retiring as Chairperson at the end of this year," Ms Jackson said.

For further information contact:

Michael Sharp, Head of Corporate Communication
Qantas Airways Limited
Tel: +61 2 9691 3469